Mail Stop 3561

September 23, 2009

Mr. Robert E. Harrison, Chief Executive Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, North Carolina 27560-8417

> **Re: Alliance One International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 8, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 4, 2009**
> **File No. 001-13684**

Dear Mr. Harrison:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21
Results of Operations, page 22
Comparison of the Year Ended March 31, 2008 to the Year Ended March 31, 2007, page
25
Gross Profit as percentage of sales, page 25
South America Region, page 25

1.   Please further explain the last sentence that states, "These costs increases in 2008
        were partially offset by an $8.6 million inventory valuation adjustment in 2007 as
        a result of poor quality crops." Your response should include why a writedown of
        inventory offset the cost increase in your cost of sales and why the writedown in
        2007 affected 2008 costs.

Financial Statements, page 39
Consolidated Balance Sheet, page 40

2.   Please separately present goodwill and other intangible assets on the face of your
        consolidated balance sheets in accordance with paragraphs 42 and 43 of SFAS
        No. 142.

Notes to Consolidated Financial Statements, page 44
Note B – Advances on Purchases of Tobacco, page 53

3.   We refer to the first paragraph in which you state, "Estimated bad debt expense
        on current year advances are capitalized into inventory." Please tell us why you
        believe it is appropriate to capitalize bad debt expense as inventory rather than
        record such expense in your income statements. We may have further comment
        upon receipt of your response.

Note H – Long-Term Debt, page 61
Senior Secured Credit Facility, page 61

4.   We note that you entered into several amendments related to the Credit
        Agreement during fiscal 2009 which provided for additional amounts of principal
        and changes in financial covenants, among other changes. For each amendment,
        please tell us how you considered the guidance in EITF Issue 98-14 and tell us in
        clear and concise detail your accounting treatment for each of the amendments
        within your financial statements.

5.   We note that in February 2009, as part of the Fifth Amendment to the Credit
        Agreement, the lender provided a waiver related to potential events of default for

the Congo entity. Please tell us if a covenant violation existed at March 31, 2009, the amount of debt outstanding for the Congo entity related to the Credit Agreement, and where such amounts were classified in the company's balance sheet at March 31, 2009. To the extent a covenant violation existed or would have existed at the balance sheet date absent the waiver, please indicate the period for which the lender has provided the company with a waiver of the covenant violation and indicate the next date or period in which the company must comply with similar covenant requirement. Also, please indicate the likelihood that the company will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

6. Further, we note subsequent to year-end you replaced your Amended and Restated Credit Agreement dated March 30, 2007 with a new Credit Facility. In this regard, please tell us how you considered the guidance outlined in EITF 98-14 in determining the appropriate accounting treatment of any unamortized deferred costs, fees paid to the credit or third party costs incurred.

Senior Notes and Senior Subordinated Notes, page 63

7. Reference is made to your Senior Notes and Senior Subordinated Notes. Please note that Rule 3-10 of Regulation S-X states that every issuer of a registered security that is guaranteed and every guarantor of a registered security must file financial statements required for a registrant unless certain exceptions apply in which case either narrative disclosure about the guarantee or condensed consolidated financial statements are provided in a note to the parents financial statements. In this regard, it does not appear that you have complied with the requirements of Rule 3-10 of Regulation S-X in your filing. Please advise or revise your financial statements accordingly. We may have further comment upon receipt of your response.

Note P – Contingencies and Other Information, page 82
Non-Income Tax, page 82

8. We note from the third paragraph that the assessment from the Brazilian state of Parana represents intrastate trade tax credit amounts that were offset against intrastate trade tax receivables. Please tell us why it appears beneficial tax credits were offset against tax receivables. Your response should fully explain how you accounted for these tax credits prior to the assessment from Parana and why management believed such treatment was appropriate.

9. In a related matter, we further note that as a result of the assessment by Parana that the company now classifies new expenditures for intrastate trade taxes as a cost of inventory procurement. Please clarify for us if you continue to recognize

intrastate trade tax credits or no longer record trade tax credits as a result of the assessment and tell us if this change in your policy represents a change in accounting principle or has resulted in a correction of an error in accordance with SFAS 154.

Note Q – Sale of Receivables, page 84

10.   We note that the company's wholly owned subsidiary, Alliance One International A.G. has an agreement with a third party limited liability company to sell receivables. We further note that the agreement is funded through loans to the LLC. Based on your disclosures, the company's involvement with the sold receivables is unclear. Please clearly explain if the loans used to finance the securitization agreement are provided by the company or if the LLC obtains such financing independently.

Schedule II – Valuation and Qualifying Accounts, page 99

11.   Reference is made to footnote (B). Please explain to us in greater detail the nature, facts and circumstances surrounding the reclassification of beginning balance of $5,157,484 from discontinued operations to continuing operations, which represented an addition to allowance for doubtful accounts for the year ended March 31, 2009 and tell us why management believes such treatment is appropriate.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009

Condensed Consolidated Statements of Cash Flows, page 6

12.   We refer to the line item "Foreign currency derivatives" under investing activities. Please tell us the nature of these derivatives and why the company believes that foreign currency derivatives used in the operations of the business to hedge foreign currency risk are properly classified as cash flows related to investment activities. We may have further comment upon receipt of your response.

Notes to Condensed Consolidated Financial Statements, page 7
18. Subsequent Event, page 28
Convertible Note Hedge and Warrant Transactions, page 28

13.   Please provide us with further details on the nature of both the convertible note hedge and the warrant transactions. Your response should include how you accounted for each of these transactions at issuance, including how such transactions were recorded within your financial statements and the authoritative

guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief